China Biopharmaceutical Holdings, Inc.
Suite 1601, Building A
Jinshan Tower,  No. 8 Shan Xi Road
Nanjing, Jiangsu, China
Fax: 86-25-83205759


April 6, 2006
VIA EDGAR

Mr. Carlton Tartar
Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      China Biopharmaceutical Holdings, Inc. - Item 4.01 Form 8-K

In response to the letter of comments, dated March 30, 2006 (the "Comment Letter"), issued by the Staff of the Commission, China Biopharmaceutical Holdings, Inc. (the "Company") has amended its current report on Form 8-K filed on December 29, 2005. The Company further acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Very truly yours,


                                         CHINA BIOPHARMACEUTICAL HOLDINGS, INC.

                                         By: /s/ Peng Mao
                                            ------------------------------------
                                            Name:   Peng Mao
                                            Title:  Chairman and Chief Executive
                                                    Officer